Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-174293

May 31, 2011

Taomee Holdings Limited

Taomee Holdings Limited, or Taomee, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Taomee has filed with the SEC for more complete information about Taomee and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents Taomee has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Taomee, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Credit Suisse Securities (USA) LLC (800-221-1037) or Deutsche Bank Securities Inc. (800-503-4611).

Please note: calling these numbers from outside the United States is not toll-free. You may also access Taomee’s most recent prospectus by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1507051/000119312511154865/df1a.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to Taomee’s registration statement on Form F-1, or Amendment No. 2, as filed via EDGAR with the SEC on May 31, 2011. All references to page numbers are to the page numbers in the preliminary prospectus, which forms part of Amendment No. 2.

Dilution

The relevant disclosure under the table on page 43 has been updated as set forth below:

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value by US$6.7 million, or US$0.01 per ordinary share and US$0.20 per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.04 and US$0.80 per ordinary share and per ADS, respectively, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The relevant disclosure under the table on page 44 has been updated as set forth below:

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$7.2 million, US$7.2 million and US$0.20, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Share-Based Compensation Expenses

The relevant disclosure on top of page 69 has been updated as set forth below:

The table below sets forth certain information concerning the options granted to our employees on the dates indicated:

Grant Date	Options	Exercise Price (US$/Share)	Fair Value of Ordinary Shares (US$)		Initial Public Offering Price(1)	Intrinsic Value(2) (US$ in millions)	Type of Valuation
June 24, 2009	10,500,000	0.0400	0.0214		0.5000	5.0	Retrospective
June 7, 2010	35,175,000	0.0700	0.0700		0.5000	15.1	Retrospective
January 4, 2011	19,165,000	0.3600	0.3600		0.5000	2.7	Retrospective
May 24, 2011	20,175,000	0.5000	0.5000	(1)	0.5000	—	—

(1)	Based on the mid-point of the estimated public offering price set forth on the front cover of this prospectus
(2)	Intrinsic value equals the difference between IPO Price and the exercise price, times the number of restricted shares granted.

The table below sets forth certain information concerning the restricted shares granted to our employees on May 24, 2011:

Grant Date	Restricted Shares	Purchase Price (US$/Share)	Fair Value of Ordinary Shares (US$)		Initial Public Offering Price(1)	Type of Valuation
May 24, 2011	4,500,000	nil	0.5000	(1)	0.5000	—

(1)	Based on the mid-point of the estimated public offering price set forth on the front cover of this prospectus

The following section has been added to page 71:

With regards to the share options and restricted shares that we granted on May 24, 2011, we used the mid-point of the price range indicated on the cover of this prospectus as the estimated fair value of our ordinary shares. We are in the process of determining the compensation cost to be recognized for the share options over the three-year or four-year vesting period. We will recognize total compensation expenses of approximately US$2,250,000 for the restricted share awards ratably over the four-year vesting period following the grant date.

Management — Share Incentive Plans

The relevant disclosure on page 128 has been updated as set forth below:

The table below sets forth, as of the date of this prospectus, the option and restricted share grants made to our directors and executive officers and other individuals as a group, under our share incentive plans:

Name	Ordinary Shares Underlying Outstanding Options/ Restricted Shares	Exercise Price/ Purchase Price (US$/Share)	Grant Date	Expiration Date
Benson Haibing Wang	*	0.07	June 7, 2010	June 7, 2020
Roc Yunpeng Cheng	*	0.07	June 7, 2010	June 7, 2020
Crow Zhen Wei	*	0.07	June 7, 2010	June 7, 2020
Paul Keung	*	0.50(1)/nil	May 24, 2011	May 24, 2021
Frank Chenghua Zhu	*	0.07	June 7, 2010	June 7, 2020
	*	0.36	January 4, 2011	January 4, 2021
Tiffany Tiefeng Qiang	*	0.07	June 7, 2010	June 7, 2020
	*	0.36	January 4, 2011	January 4, 2021
Directors and executive officers as a group	14,000,000	0.07	June 7, 2010	June 7, 2020
	3,000,000	0.36	January 4, 2011	January 4, 2021
	5,000,000	0.50(1)/nil	May 24, 2011	May 24, 2021
Other individuals as a group	8,750,000	0.04	June 24, 2009	June 24, 2019
	20,190,000	0.07	June 7, 2010	June 7, 2020
	15,665,000	0.36	January 4, 2011	January 4, 2021
	19,675,000	0.50(1)/nil	May 24, 2011	May 24, 2021

*	Ordinary shares underlying the share options held by such person that are exercisable within 60 days after the date of this prospectus comprise less than 1% of our outstanding ordinary shares.
(1)	Based on the midpoint of the estimated public offering price range shown on the cover of this prospectus, the exercise price of the options granted on May 24, 2011 will be the initial public offering price per ordinary share, with one ADS representing 20 ordinary shares, as set forth on the cover of the final prospectus.

Related Party Transactions — Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel

The following paragraph has been added to page 133:

Subject to the completion of this offering of our ADSs, Saban agreed to purchase from each of Joy Union Holdings Limited, a BVI company owned by Mr. Benson Haibing Wang, our chief executive officer, Universys Holdings Ltd., a BVI company owned by Mr. Crow Zhen Wei, our chief technology officer, and Charming China Limited, a BVI company owned by Mr. Roc Yunpeng Cheng, our chief operating officer, an aggregate of such number of ordinary shares equal to US$10.0 million divided by the price per ordinary share, which is the initial public offering price per ADS divided by the number of ordinary shares in each ADS. Assuming an initial public offering price of US$10.0 per ADS, the mid-point of the range of the initial public offering price as set forth on the cover page of this prospectus, with one ADS representing 20 ordinary shares, the aggregate number of ordinary shares sold by these shareholders to Saban would be 20,000,000 ordinary shares. As a result of these transactions, Saban is expected to hold 2.8% of our ordinary shares upon the completion of this offering, assuming no exercise of the underwriters’ over-allotment option. The transfer to Saban is being made pursuant to a private purchase exempt from registration with the U.S. Securities and Exchange Commission. We additionally granted Saban a non-voting observer seat on our board of directors for a period of eighteen months after the closing of this offering and certain registration rights.

Description of Share Capital — Registration Rights

The following paragraph has been added to page 142:

Pursuant to the registration rights addendum entered into in May 2011, and subject to the completion of this offering, we intend to grant certain registration rights to Saban. After the expiration of the lock-up period, Saban, or any of its permitted transferees and assigns who each holds more than 1% of our outstanding voting power, may include any registrable security held by them in any registration effected according to the shareholders’ agreement described above. In addition, after the expiration of the lock-up period, should any shareholder decide to exercise a demand registration right under the shareholders’ agreement or any standalone registration rights agreement, we will give Saban, or any of its permitted transferees and assigns who each holds more than 1% of our outstanding voting power, an opportunity to participate in such demand registration all of their registrable securities.

Notes to Unaudited Condensed Consolidated Financial Statements — 18. Subsequent events

The following paragraph has been added to page F-47:

On May 31, 2011, the Board of the Directors of the Company passed a resolution to correct the purchase price of the restricted shares granted on May 24, 2011 to reflect the Company’s original intention of granting the 4,500,000 restricted shares for no consideration. The Company will recognize approximately US$2,250,000 compensation expenses, based on the estimated fair value of the restricted shares at the mid-point of the IPO price range, over the four-year vesting period with 25% vesting at each of the anniversary date of the grant date.